UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Billiton Plc
To:	Company Announcements Office The London Stock Exchange Company Announcements Office The Australian Stock Exchange	cc:	New York Stock Exchange Swiss Stock Exchange JSE Limited Deutsche Bank UBS Zurich
Date:	5 September 2008
For Release:	Immediately
Contact:	Ines Watson + 44 (0)20 7802 4176

Notification of Major Interests in Shares

The following notification was received on 4 September 2008 by BHP Billiton Plc from Credit Suisse Securities (Europe) Limited relating to major interests in shares of BHP Billiton Plc.

TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:				BHP Billiton Plc
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights						YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:			Credit Suisse Securities (Europe) Limited
4. Full name of shareholder(s) (if different from 3):			Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Business Finance and Products Credit Suisse Securities (USA) LLC
5. Date of transaction (and date on which the threshold is crossed or reached if different):			2.09.08
6. Date on which issuer notified:			4.09.08
7. Threshold(s) that is/are crossed or reached:			3%
8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ORD-GB0000566504	n/a	n/a	73961961	73961961	n/a	3.35%	n/a
ADR-US05545E2090	n/a	n/a	8200	8200	n/a	0.0004%	n/a

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights
Option	12.09.08		400000	0.017
Option	19.12.08		260000	0.012
Option	17.10.08		200000	0.009
Option	19.12.08		500000	0.022
Option	20.03.09		30000	0.001
Option	19.09.08		30000	0.001
Option	19.09.08		33000	0.015

Total (A+B)
Number of voting rights	Percentage of voting rights
75423161	3.42%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited and Credit Suisse International are a division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14 Contact name:	Carolyn Collins
15. Contact telephone number:	+ 44 207 888 0241

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 5 September 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary